UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated 13 February, 2013
Commission File Number: 001-31318
GOLD FIELDS LIMITED
(Translation of registrant’s name into English)
150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
_____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
_____

Directors : M A Ramphele (Chair), N J Holland † ** (Chief Executive Officer), P A Schmidt** (Chief Financial Officer), K Ansah # , C A Carolus, R Dañino*, A R Hill ≠,
D L Lazaro^, R P Menell, D N Murray, D M J Ncube, R L Pennant-Rea † , G M Wilson
† British, ≠ Canadian, # Ghanaian, *Peruvian, ^Filipino, ** Executive Director
Company Secretary : KE Robinson
Gold Fields Limited
Reg. 1968/004880/06
150 Helen Road,
Sandown, Sandton,
2196

Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa

Tel +27 11 562 9700
Fax +27 11 562 9838
www.goldfields.co.za

Investor Enquiries

Willie Jacobsz
Tel
+27 11 562 9775
Mobile +27 82 971 9238 (SA)
Mobile +1 857 241 7127 (USA)
email
Willie.Jacobsz@
goldfields.co.za

Remmy Kawala
Tel
+27 11 562 9844
Mobile +27 82 312 8692
email
Remmy.Kawala@
goldfields.co.za

Media Enquiries

Sven Lunsche
Tel
+27 11 562 9763
Mobile +27 83 260 9279
email
Sven.Lunsche@
goldfields.co.za
MEDIA RELEASE
RESIGNATION OF CHAIR AND
APPOINTMENT OF NEW CHAIR
Johannesburg, 13 February 2013: The Chair of Gold Fields Limited
(Gold Fields) (JSE, NYSE, NASDAQ Dubai: GFI), Dr Mamphela
Ramphele, has announced her resignation from the Company’s Board of Directors with immediate effect. Dr Ramphele has decided to retire as Chair to further her socio-economic and political work. She has resigned from most of her private sector directorships and will relinquish all other remaining private sector directorships and positions to focus on these activities.

Gold Fields non-executive director, Cheryl Carolus, will succeed Dr
Ramphele as Chair of the Company with immediate effect. Ms Carolus was appointed a director of Gold Fields on 10 March 2009. She is
Executive Chair of Peotona Group Holdings Ltd and is a director of
Investec and De Beers, amongst others.

Dr Ramphele said: “I am pleased that during my tenure at Gold Fields significant progress has been made in entrenching the sustainability of the Company’s operations worldwide. I also believe that the separate listing and unbundling of the Company’s KDC and Beatrix mines into Sibanye Gold will provide the South African operations with the dedicated and focused management as well as full control over their cash flows to extend their life of mine in a sustainable manner to the benefit of investors, employees and communities.

“I would like to thank my fellow directors and the Gold Fields management team, led by CEO Nick Holland, for their support over the past two-and-a-half years. It’s been a privilege working with them,”
Dr Ramphele said.

Dr Ramphele was appointed to the Board of Gold Fields Limited on 1
July 2010 and chaired the Board from 2 November 2010. She also served on various Board Committees during her tenure.

The Board and management of Gold Fields thank Dr Ramphele for her significant contribution to the Company and her leadership of the
Board and wish her every success in her new ventures.
ends

Enquiries

Investors
Willie Jacobsz
Tel: +27 11 562 9775 or +1 857 241 7127 (USA)
Mobile: +27 82 971 9238 (SA)
Email:
Willie.Jacobsz@goldfields.co.za

Remmy Kawala
Tel: +27 11 562 - 9844
Mobile: +27 82 312 8692
email :
Remmy.Kawala@goldfields.co.za

Media
Sven Lunsche
Tel: +27 11 562-9763
Mobile: +27 83 260 9279
email :
Sven.Lunsche@goldfields.co.za
Notes to editors

About Gold Fields
Gold Fields is a significant unhedged producer of gold with attributable annualised production of 2.1 million gold equivalent ounces from six operating mines in Australia, Ghana, Peru and South Africa. Gold Fields also has an extensive and diverse global growth pipeline with four major projects at resource development and feasibility level. Gold Fields International has total managed gold-equivalent Mineral Reserves of
64 million ounces and Mineral Resources of 155 million ounces. Gold Fields is listed on the JSE Limited (primary listing), the New York Stock
Exchange (NYSE), NASDAQ Dubai Limited, Euronext in Brussels (NYX) and the Swiss Exchange (SWX). In February 2012, Gold Fields
unbundled its KDC and Beatrix mines in South Africa into a separately listed company, Sibanye Gold.
Sponsor: J.P. Morgan Equities Limited

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GOLD FIELDS LIMITED
Dated:
13 February 2013
By: /s/ Nicholas J. Holland
Name: Nicholas J. Holland
Title: Chief Executive Officer